Exhibit 99


                                                                  NEWS RELEASE

           Date:   April 19, 2000

          Contact: For media inquiries:               For financial inquiries:
                   Katherine Taylor                   John Hecht
                   Investor Relations Manager         Chief Financial Officer
                   815-961-7164                       815-961-2787



             AMCORE FINANCIAL, INC. REPORTS A 14.3 PERCENT INCREASE
                   IN EARNINGS PER SHARE FOR 1ST QUARTER 2000

                        RETURN ON EQUITY TOPS 15 PERCENT

    ROCKFORD, IL -- AMCORE Financial, Inc. reported earnings per share of $0.40 on net income of $11.1 million and a record return on equity of 15.63 percent for the first quarter of 2000.


    "We are very pleased with our performance and the fact that we have met and exceeded a return on equity of above 15 percent for two consecutive quarters," said Robert J. Meuleman, president and chief executive officer.


    HIGHLIGHTS
    ----------

    o        Diluted earnings per share in the first quarter rose to $0.40, up
             14.3 percent, or $0.05, from the $0.35 in the first quarter of 1999.

    o Net income for the first quarter was $11.1 million, a 10.5 percent, or $1.1 million, increase from the same period last year.

    o Average loans for the first quarter were up 11.1 percent, or $276 million, from the same period last year.

    o Return on equity increased to a record 15.63 percent up from 12.75 percent in the first quarter of 1999.

    o Net interest margin declined four basis points to 3.44 percent from the same period a year ago and declined eight basis points from the fourth quarter of 1999.

    o Trust and asset management fees rose 15.7 percent compared to the first quarter of 1999.

    o Operating expenses declined $134,000 or 0.4 percent compared to the first quarter of 1999.

    EARNINGS SUMMARY
    ----------------

    Net income for the first quarter was $11.1 million, a 10.5 percent increase from $10.0 million in the first quarter of 1999. Average earning assets rose 4.1 percent contributing to a $1.2 million increase in net interest income. The growth is attributed to a $276 million or 11.1 percent increase in average loans. The net interest margin declined four basis points to 3.44 percent from the same period a year ago and declined eight basis points when compared to the fourth quarter of 1999.


    "Our margin performance held up well considering the difficult rate environment," said Meuleman. "Asset yields held up fairly well, while funding costs increased 18 basis points when compared to the fourth quarter of 1999, which was slightly less than expected due to favorable deposit growth late in the quarter."


    Trust and asset management revenues increased $1.0 million, or 15.7 percent, in the first quarter of 2000 from $6.6 million in the first quarter of 1999. "Our trust and asset management business continues to be one of our strongest segments as evidenced by the excellent revenue growth," said Meuleman.


    Mortgage revenues were down $1.6 million or 63.6 percent for the quarter due to lower refinancing activity.


    Total operating expenses declined $134,000 from a year ago to $29.7 million. "We're pleased our operating expenses are below last year's first quarter," said Meuleman. "Some of the savings from our Customer Focused Organizational Structure have been reinvested to continue the strong growth in our trust and asset management business. This is a key business for us that is not particularly interest rate sensitive."


    Further savings are expected during the year as the final stages of the Customer Focused Organizational Structure are centralized. Commercial operations was one of the last areas to undergo centralization. "This was our most sensitive area, so we wanted to make sure we phased in our markets carefully to avoid any disruptions to our customers," said Meuleman.


    Meuleman said projected staff related savings from the new organizational structure have been on target and are expected to continue. Other benefits of the new structure include improved balance sheet management, better pricing disciplines and enhanced customer service. "The current interest rate environment is masking our true efficiency gains," said Meuleman. The efficiency ratio improved 222 basis points to 59.08 percent compared to 61.30 percent in the first quarter of 1999.


    ASSET QUALITY AND RESERVES
    --------------------------

    The allowance for loan losses to ending loans decreased to 1.05 percent at March 31, 2000 from 1.11 percent at March 31, 1999. Reserve coverage of non-performing loans improved to 127.75 percent at March 31, 2000, up from
124.50 percent at March 31, 1999. Total non-performing assets at March 31, 2000 were $25.0 million, or 0.57 percent of total assets. Net charge-offs represented 26 basis points annualized of average loans for the first quarter compared to 12 basis points in the first quarter of 1999.


    During the first quarter AMCORE bought back 973,500 shares of its common shares outstanding.

    AMCORE Financial, Inc., is a financial services company headquartered in northern Illinois with banking assets of $4.4 billion and 65 locations in Illinois and Wisconsin. The company also has three financial services companies:
AMCORE Investment Group, which provides trust and brokerage services, and through Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; and AMCORE Consumer Finance Company.


    This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.


    Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors - many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements.


    These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers;
(IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations;
(IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) inability to fully realize cost savings from the new organizational structure within the expected time frame or additional or unexpected costs are incurred;
(XIV) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XV) higher than expected costs or other difficulties associated with Year 2000 compliance solutions; (XVI) technological changes; (XVII) changes in Generally Accepted Accounting Principles: and (XVIII) inability of third-party vendors to perform critical services to the company.


    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at the company's website at http://www.AMCORE.com.

AMCORE Financial, Inc.
CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(in thousands, except share data)                                              Trailing Twelve Months Ended
                                                  Quarter Ended March 31,               March 31,
                                             ----------------------------------------------------------------
                                                                    Percent                           Percent
Financial Highlights                            2000        1999    Change      2000       1999       Change
-------------------------------------------------------------------------------------------------------------
Net revenues, including security gains...... $ 47,699    $ 45,991     3.7%   $ 192,304  $ 184,793       4.1%
Net interest income - FTE...................   35,238      34,294     2.8%     142,270    135,627       4.9%
Operating expenses..........................   29,670      29,804    (0.4%)    119,370    116,704       2.3%
Net income from operations..................   11,087      10,036    10.5%      44,461     43,518       2.2%
Net income..................................   11,087      10,036    10.5%      41,200     43,518      (5.3%)
Basic earnings per share from operations....     0.40        0.35    14.3%        1.59       1.50       6.0%
Basic earnings per share....................     0.40        0.35    14.3%        1.47       1.50      (2.0%)
Diluted earnings per share from operations..     0.40        0.35    14.3%        1.56       1.49       4.7%
Diluted earnings per share..................     0.40        0.35    14.3%        1.45       1.49      (2.7%)
Cash dividends per share....................     0.16        0.14    14.3%        0.58       0.56       3.6%
Book value per share........................    10.44       11.06    (5.6%)

                                                 Quarter Ended March 31,
                                             --------------------------------
Key Financial Ratios                             2000        1999    Change
-----------------------------------------------------------------------------
   Return on average assets.................     1.03%       0.98%    0.05%
   Return on average equity.................    15.63%      12.75%    2.88%
   Net interest margin (FTE)................     3.44%       3.48%   (0.04%)
   Efficiency Ratio (FTE)  .................    59.08%      61.30%   (2.22%)


                                                 Quarter Ended March 31,
                                             --------------------------------
                                                                    Percent
Income Statement                                2000        1999     Change
-----------------------------------------------------------------------------
Interest income............................. $ 78,932    $ 72,892      8.3%
Interest expense............................   45,970      41,109     11.8%
                                             ------------------------------
   Net interest income......................   32,962      31,783      3.7%
Provision for loan losses...................    2,390       2,226      7.4%
Non-interest income:
   Trust and asset management income........    7,622       6,587     15.7%
   Service charges on deposits..............    2,614       2,218     17.9%
   Mortgage revenues........................      941       2,584    (63.6%)
   Other....................................    2,857       2,626      8.8%
                                             ------------------------------
      Total non-interest income.............   14,034      14,015      0.1%
Net security gains (losses).................      703         193    264.2%
Operating expenses:
   Personnel costs..........................   16,213      16,725     (3.1%)
   Net occupancy expense....................    1,837       1,729      6.2%
   Equipment expense........................    2,283       2,105      8.5%
   External data processing expense.........    1,592       1,601     (0.6%)
   Professional fees........................    1,008       1,131    (10.9%)
   Advertising and business development.....      983         746     31.8%
   Amortization of intangible assets........      528         497      6.2%
   Other....................................    5,226       5,270     (0.8%)
      Total operating expenses..............   29,670      29,804     (0.4%)
                                             ------------------------------
Income before income taxes..................   15,639      13,961     12.0%
Income taxes................................    4,552       3,925     16.0%
                                             ------------------------------
Net income.................................. $ 11,087    $ 10,036     10.5%
                                             ==============================

Average shares outstanding - basic (000)....   27,477      28,475     (3.5%)
Average shares outstanding - diluted (000)..   27,832      28,924     (3.8%)
Ending shares outstanding (000).............   27,113      28,222     (3.9%)

AMCORE Financial, Inc.

                                                                       Quarter Ended March 31,
                                                         --------------------------------------------------
(in thousands)                                                      2000                      1999
-----------------------------------------------------------------------------------------------------------
                                              Ending       Average       Yield/     Average          Yield/
                                              Balance      Balance       Rate       Balance          Rate
-----------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities.....................   $ 972,777   $ 1,008,984     6.94%    $ 1,069,039        6.13%
   Tax-exempt securities (FTE)............     302,830       304,141     7.68%        338,466        7.82%
   Other earning assets...................       9,198        19,066     5.62%         17,029        3.79%
   Loans held for sale....................      15,983        10,304     7.34%         32,030        5.27%
   Loans, net of unearned income (FTE)....   2,784,216     2,759,002     8.34%      2,483,163        8.40%
                                            ---------------------------------------------------------------
      Total Earning Assets (FTE).......... $ 4,085,004   $ 4,101,497     7.94%    $ 3,939,727        7.71%
      Intangible assets...................      18,175        17,914                   18,754
      Other non-earning assets............     266,460       202,243                  211,712
                                            ---------------------------------------------------------------
      Total Assets........................ $ 4,369,639   $ 4,321,654              $ 4,170,193
                                            ===============================================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.............. $ 2,756,662   $ 2,700,506     4.81%    $ 2,541,968        4.53%
   Non-interest bearing deposits..........     387,629       363,600                  375,278
                                            ---------------------------------------------------------------
      Total Deposits...................... $ 3,144,291   $ 3,064,106              $ 2,917,246
                                            ---------------------------------------------------------------
   Short-term borrowings..................     549,965       619,732     5.95%        581,188        5.73%
   Long-term borrowings...................     337,325       295,460     6.16%        318,232        5.77%
                                            ---------------------------------------------------------------
      Total Interest Bearing Liabilities..   3,643,952     3,615,698     5.11%      3,441,388        4.84%
      Other liabilities...................      55,110        57,029                   34,283
                                            ---------------------------------------------------------------
      Total Liabilities................... $ 4,086,691   $ 4,036,327              $ 3,850,949
      Stockholders' Equity................     282,948       285,327                  319,244
                                            ---------------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity................ $ 4,369,639   $ 4,321,654              $ 4,170,193
                                            ===============================================================


                                            ---------------------------------------------------------------
                                                                       Quarter Ended
                                            ---------------------------------------------------------------
                                                     March 31,        Percent   December 31,      Percent
Asset Quality (in thousands)                    2000          1999    Change            1999      Change
-----------------------------------------------------------------------------------------------------------
Ending allowance for loan losses..........    $ 29,166      $ 27,919      4.5%         28,377         2.8%
Net charge-offs...........................       1,806           710    154.4%          3,618       (50.1%)
Net charge-offs to average loans (B)......       0.26%         0.12%     0.14%          0.53%       (0.27%)

Non-performing assets:
   Non-performing loans - nonaccrual......    $ 22,830      $ 22,425      1.8%       $ 18,419        23.9%
   Other real estate owned (OREO).........       2,137         2,477    (13.7%)         2,675       (20.1%)
                                            ---------------------------------------------------------------
      Total non-performing assets.........    $ 24,967      $ 24,902      0.3%       $ 21,094        18.4%
                                            ===============================================================

Loans 90 days past due and still accruing.     $ 6,714       $ 8,078    (16.9%)      $ 10,197       (34.2%)

(B) On an annualized basis.


Key Asset Quality Ratios                                                Change
-------------------------------------------------------------------------------
   Allowance to ending loans..............       1.05%         1.11%    (0.06%)
   Allowance to non-performing loans......     127.75%       124.50%     3.25%
   Non-performing loans to loans..........       0.82%         0.89%    (0.07%)
   Non-performing assets to loans & OREO..       0.90%         0.99%    (0.09%)
   Non-performing assets to total assets..       0.57%         0.59%    (0.02%)

Capital Adequacy
-------------------------------------------------------------------------------
  Total risk-based capital................      12.10%        12.99%    (0.89%)
  Tier 1 risk-based capital...............      11.13%        11.98%    (0.85%)
  Leverage ratio..........................       7.72%         7.99%    (0.27%)